Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Charter Communications, Inc.:

We consent to the incorporation by reference in the Form S-8 registration statement, regarding the Time Warner Cable Inc. 2011 Stock Incentive Plan, the Time Warner Cable Inc. 2006 Stock Incentive Plan, and the TWC Savings Plan, of our report dated February 9, 2016, with respect to the consolidated balance sheets of Charter Communications, Inc. and subsidiaries (Legacy Charter) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of Legacy Charter.

Our report dated February 9, 2016 contains an explanatory paragraph that states Legacy Charter has changed its method of accounting for the presentation of debt issuance costs for the December 31, 2015 and 2014 consolidated financial statements due to the adoption of ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, and has changed is method of accounting for the presentation of deferred tax liabilities and tax assets for the December 31, 2015 and 2014 consolidated financial statements due to the adoption of ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes.

/s/ KPMG LLP

St. Louis, Missouri

May 20, 2016